FORM 4 NotSubjectToSection1 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Burniece, Thomas F. (Last) (First) (Middle) 17150 Los Robles Way (Street) Los Gatos, CA 95030 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Ciprico, Inc. CPCI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Year) May 2002 5. If Amendment, Date of Original (Month/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

☒   Director       ☐   10% Owner
☐   Officer         ☐   Other

Officer/Other
Description

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

☒   Individual Filing
☐   Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount | (A) or (D) | Price			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common	5/29/02	P	1,000	A	5.40	1,000	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8) Code | V		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exerciseable (DE) and Expiration Date (ED) (Month/Day/Year) (DE) | (ED)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deri- vative Securities Beneficially Owned at End of Monrh (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Director Stock Option (Right to Buy)	12.875	Previously Reported				11/24/00	11/24/04	Common Stock	1,000	None	1,000	D
Director Stock Option (Right to Buy)	11.00	Previously Reported				1/27/01	1/27/07	Common Stock	6,000	None	6,000	D
Director Stock Option (Right to Buy)	9.313	Previously Reported				1/25/02	1/25/08	Common Stock	6,000	None	6,000	D
Director Stock Option (Right to Buy)	7.25	Previously Reported				1/02/02	01/02/08	Common Stock	20,000	None	20,000	D
Director Stock Option (Right to Buy)	3.90	10/5/01	A	V	12,000	*	1/24/09	Common Stock	12,000	None	12,000	D
Director Stock Option (Right to Buy)	6.00	1/24/02	A	V	6,000	**	1/24/09	Common Stock	6,000	None	6,000	D

Explanation of responses: * Exercisable in annual increments of 3,000 shares each, commencing 10/5/02 ** Exercisable on date of issuer's 2003 annual meeting

/s/ Thomas F. Burniece ** Signature of Reporting Person	6/10/02 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.